EXHIBIT 99.47

News Release (Q1-02-03)	April 3, 2002 Page 1 of 1

Yamana Debt Free

Yamana Resources Inc. has closed its previously announced (February 26, 2002) agreement with Coeur d’Alene Mines Corporation (“Coeur”) and all amounts outstanding on Yamana’s original Mina Martha project financing provided by Northgate Exploration Limited (“Northgate”) have been repaid.

As a result of this agreement, Coeur has acquired all of Yamana’s Silver Properties in the western part of the province of Santa Cruz, Argentina. Yamana will carry 10% net proceeds interest in all of the Silver Properties outside of the immediate 42 hectare Mina Martha area. Additionally, Coeur has subscribed $US 600,000 for 10 million Yamana common shares and will nominate one director to Yamana’s Board of Directors.

Yamana retains ownership of all its Gold Properties in the eastern part of Santa Cruz Province and will now focus on exploring and advancing this portfolio. The Gold Properties include numerous identified high grade vein systems – some having drill-indicated resources, such as the Coyote Gold Shoot on the Martinetas property – and several promising bulk tonnage gold targets.

Vic Bradley, Yamana’s President and CEO, expressed his satisfaction with this winning, tri-partite transaction: “Mina Martha is now in the hands of Coeur, a company with the vision and financial and operating capabilities to continue its exploitation. Northgate is repaid and their support over recent months in allowing negotiations for this transaction to evolve in a normal commercial fashion is much appreciated. Most importantly, Yamana is now debt free and revitalized with a keen refocus on advancing our significant gold assets.”

For further information, contact:

Victor H. Bradley President and CEO E-mail: Investor@yamana.com	Toronto Stock Exchange Symbol: YRI Home Page: http://www.yamana.com Tel: (509) 838-6615 Fax: (509) 838-0714

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana’s future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.